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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 30, 2014

SELECT INCOME REIT
(Exact Name of Registrant as Specified in Its Charter)

Maryland
(State or Other Jurisdiction of Incorporation)

001-35442 (Commission File Number)	45-4071747 (IRS Employer Identification No.)
Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (Address of Principal Executive Offices)	02458-1634 (Zip Code)

617-796-8303
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

In this Current Report on Form 8-K, the terms "the Company," "we," "us" and "our" refer to Select Income REIT.

Item 1.01    Entry into a Material Definitive Agreement.

  Agreement and Plan of Merger

        On August 30, 2014, we, SC Merger Sub LLC, a Maryland limited liability company and our wholly owned subsidiary, or Merger Sub, and Cole Corporate Income Trust, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for U.S. federal income tax purposes, or CCIT, entered into an Agreement and Plan of Merger, or the Merger Agreement, which provides for the merger of CCIT with and into Merger Sub, with Merger Sub surviving as our wholly owned subsidiary. Such merger of CCIT with and into Merger Sub is referred to herein as the Merger.

        Pursuant to the terms and subject to the conditions and limitations set forth in the Merger Agreement, CCIT stockholders may elect to receive either the Cash Consideration or the Share Consideration (each as defined below and together, the Merger Consideration) for their shares of common stock, $0.01 par value per share, of CCIT, or CCIT Common Stock. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, including proration, at the effective time of the Merger, or the Effective Time, each share of CCIT Common Stock, other than shares held by any wholly owned subsidiary of CCIT or by us or by any of our wholly owned subsidiaries, will be converted, at the election of the holder thereof, into the right to receive (i) for each share of CCIT Common Stock with respect to which an election to receive cash has been made, $10.50, subject to certain adjustments, or the Cash Consideration, and (ii) for each other share of CCIT Common Stock with respect to which an election to receive common shares of beneficial interest, $0.01 par value per share, of the Company, or SIR Common Shares, has been made, 0.360 of a SIR Common Share, subject to certain adjustments, or the Share Consideration. If a CCIT stockholder has not made an election, subject to the conditions and limitations set forth in the Merger Agreement, the shares of CCIT Common Stock held by such stockholder will be converted into the right to receive the Share Consideration. CCIT stockholders electing to receive the Cash Consideration are subject to proration if the aggregate elections to receive the Cash Consideration constitute more than 60% of the number of shares of CCIT Common Stock issued and outstanding immediately prior to the Effective Time. CCIT shareholders electing to receive the Share Consideration or who have not made an election are subject to proration if the aggregate elections to receive the Cash Consideration constitute less than 40% of the number of shares of CCIT Common Stock issued and outstanding immediately prior to the Effective Time. The Merger Consideration may also be adjusted in the event that we pay a special distribution to our shareholders or CCIT pays a special distribution to its stockholders prior to the closing date.

        The completion of the Merger is subject to various conditions, including, among other things, the approval by our shareholders of the issuance of SIR Common Shares as Share Consideration in connection with the Merger, the effective registration with the Securities and Exchange Commission, or SEC, and approval for listing on the New York Stock Exchange, of such SIR Common Shares, the approval of the Merger by CCIT's stockholders, the absence of any law, order or injunction prohibiting the consummation of the Merger or the issuance of the SIR Common Shares and the receipt of certain third party consents. Moreover, each party's obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the other party's representations and warranties, subject to customary qualifications, the other party's material compliance with its covenants and agreements contained in the Merger Agreement and the lack of an existence of a material adverse effect with respect to the other party.

        We intend to finance part of the Cash Consideration through a combination of borrowing under our existing credit facility and entry into a new credit agreement for a senior unsecured bridge loan (as further described below). We also intend to sell the entities owning 23 healthcare properties, or the

CCIT Healthcare Properties, to be acquired by us in the Merger to Senior Housing Properties Trust, or SNH, immediately upon completion of the Merger pursuant to a purchase and sale agreement between us and SNH (as further described below). The closing of the Merger is not subject to a financing condition and we are required to use our commercially reasonable efforts to obtain the necessary financing to complete the Merger. The parties have the right to specific performance to enforce the terms of the Merger Agreement.

        We and CCIT have made certain customary representations and warranties to each other in the Merger Agreement. CCIT has agreed, among other things, not to solicit alternative transactions. CCIT has also agreed, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, any alternative transaction.

        The Merger Agreement also includes certain termination rights for both us and CCIT and provides that in connection with the termination of the Merger Agreement, under certain specified circumstances, CCIT would be required to pay to us a termination payment of $75,000,000. The Merger Agreement also provides, subject to certain conditions, that if CCIT terminates the Merger Agreement due to our failure to obtain shareholder approval for the issuance of the SIR Common Shares in the Merger, or if we terminate the Merger Agreement due to CCIT's failure to obtain stockholder approval for the Merger, then the party who fails to obtain such approval would be required to pay the other party's transaction expenses in an amount up to $20,000,000.

        The foregoing description of the provisions of the Merger Agreement is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated herein by reference. Certain of the representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about us or CCIT at the time they were made or otherwise.

  Commitment Letter

        Concurrently with the execution of the Merger Agreement, and to finance a portion of the Cash Consideration, the repayment of certain of CCIT's indebtedness and certain fees and expenses in connection therewith, we have entered into a commitment letter, or the Commitment Letter, with Citigroup Global Markets Inc., or Citi, UBS AG, Stamford Branch, or UBS, and UBS Securities LLC, pursuant to which, on the terms, and subject to the conditions, set forth in the Commitment Letter, Citi (or certain of its affiliates) and UBS have committed to provide us a 364-day senior unsecured bridge loan facility in an aggregate principal amount of $1.0 billion. The commitment to provide the bridge loan facility is subject to the consummation of the Merger and certain other customary conditions as set forth in the Commitment Letter. The funding of the bridge loan facility is not a condition to our or Merger Sub's obligations under the Merger Agreement. We will pay certain customary fees and expenses in connection with obtaining the bridge loan facility. The foregoing summary of the Commitment Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Commitment Letter, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

  Sale of Healthcare Properties

        Concurrently with the execution of the Merger Agreement, Merger Sub and SNH entered in a Purchase and Sale Agreement and Joint Escrow Instructions, or the Purchase Agreement, with respect to the CCIT Healthcare Properties, which provides for the acquisition immediately upon the closing of the Merger of the entities owning the CCIT Healthcare Properties for approximately $539 million in cash, including the assumption of approximately $30 million of mortgage debt. The sale of the CCIT

Healthcare Properties is expected to close substantially concurrently with the closing of the Merger such that immediately upon completion of the Merger, we will cause the entities owning the CCIT Healthcare Properties to be transferred to SNH. Such transfer is referred to herein as the Healthcare Properties Sale.

        The completion of the Healthcare Properties Sale is subject to various conditions, including the completion of the Merger and the repayment of CCIT's existing credit facility and the absence of any law, order or injunction prohibiting the consummation of the Healthcare Properties Sale. Merger Sub's representations, warranties and covenants under the Purchase Agreement with respect to the CCIT Healthcare Properties are based upon CCIT's representations, warranties and covenants under the Merger Agreement with respect to such properties and the entities owning such properties. Under the Purchase Agreement, SNH bears the risk of condemnation or casualty of the CCIT Healthcare Properties prior to closing and is entitled to receive any awards or insurance proceeds related thereto. Merger Sub is liable for its breach of representations and warranties in an amount up to 5% of the purchase price. SNH has no right to terminate the Purchase Agreement without Merger Sub's consent unless we materially amend the Merger Agreement or waive any closing conditions therein, in each case, in a manner that is materially adverse to the interests of SNH. The parties have the right to specific performance to enforce the terms of the Purchase Agreement. SNH is responsible to Merger Sub for any damages arising from its failure to perform its obligations under the Purchase Agreement. We joined as a party to the Purchase Agreement for the purpose of agreeing with SNH that (i) in the event that we terminate the Merger Agreement because the CCIT stockholders do not approve the Merger and CCIT reimburses our expenses as described above, we will reimburse SNH for their expenses up to $2,500,000 (or if our and SNH's aggregate expenses are in excess of $20,000,000, we will reimburse SNH for such lesser pro rata share of their expenses) and (ii) in the event that the Merger Agreement is terminated under circumstances where CCIT is required to pay us a termination fee as described above, we will pay SNH a pro rata share of the net amount of such termination fee (after deduction of our and SNH's aggregate expenses).

        The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Purchase Agreement, which is attached hereto as Exhibit 2.2 and is incorporated herein by reference. Certain of the representations and warranties in the Purchase Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Purchase Agreement are not necessarily characterizations of the actual state of facts about us or SNH at the time they were made or otherwise.

Item 5.03    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

        In connection with the Merger, on August 30, 2014, our Board of Trustees approved an amendment to our declaration of trust to increase the number of our authorized shares of beneficial interest from 75,000,000 to 125,000,000. We expect to file Articles of Amendment reflecting this increase with the State Department of Assessments and Taxation of Maryland in the near term.

Item 7.01    Regulation FD Disclosure.

        We prepared an investor presentation with respect to the contemplated Merger and Healthcare Properties Sale. Trustees, officers and other representatives of us will present some or all of such investor presentation in conversations, teleconferences and at various conferences and meetings in the coming months. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. Such investor presentation shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including

Exhibit 99.1 attached hereto, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing.

Item 8.01    Other Events.

  Voting and Standstill Agreements

        Concurrently with the entry into the Merger Agreement, CCIT and American Realty Capital Properties, Inc., a Maryland corporation and parent of the advisor of CCIT, or ARCP, entered into a Voting and Standstill Agreement with each of two of our shareholders, Government Properties Income Trust, or GOV, and Reit Management & Research LLC, or RMR, which collectively beneficially owned 22,065,931 SIR Common Shares, or 36.8% of the outstanding SIR Common Shares, as of such date. We are not party to those agreements. Such agreements are referred to herein as the GOV Voting Agreement and the RMR Voting Agreement, respectively, and together as the Voting Agreements. Pursuant to the Voting Agreements, each of GOV and RMR has agreed to vote in favor of the issuance of SIR Common Shares in the Merger as contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in such agreements. The Voting Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Voting Agreements also contain standstill provisions pursuant to which ARCP has agreed, among other things, not to make unsolicited proposals to acquire the Company, SNH or GOV.

        The foregoing description of provisions of the agreements are not complete and are subject to and qualified in their entireties by reference to the GOV Voting Agreement, a copy of which is attached as Exhibit 99.2 hereto, and the RMR Voting Agreement, a copy of which is attached as Exhibit 99.3 hereto, each of which are incorporated herein by reference.

  Press Release

        On September 2, 2014, we issued a press release announcing the entry into the Merger Agreement, the Purchase Agreement and related transactions. A copy of the press release is attached hereto as Exhibit 99.4.

Information Regarding Certain Relationships and Related Transactions

  Relationships with RMR, GOV and SNH

        RMR is a privately owned company that provides management services to public and private companies, including us, GOV and SNH. One of our Managing Trustees, Mr. Barry Portnoy, is chairman, majority owner and an employee of RMR and a managing trustee of both GOV and SNH. Our other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy and an owner, president, chief executive officer and a director of RMR and a managing trustee of both GOV and SNH. Each of our executive officers is also an officer of RMR and our President and Chief Operating Officer is an officer of GOV. One of our Independent Trustees also serves as an independent trustee of SNH and GOV. Our other Independent Trustees also serve as independent directors or independent trustees of other companies to which RMR or its affiliates provide management services. Mr. Barry Portnoy serves as a managing director or managing trustee of a majority of those companies, and Mr. Adam Portnoy serves as a managing trustee of a majority of those companies. In addition, officers of RMR serve as officers of those companies.

        For further information about our relationships and transactions with RMR, GOV, SNH and the other entities to which RMR provides management services and other related person transactions, please see the our Annual Report on Form 10-K for the year ended December 31, 2013, or the Annual Report, our definitive proxy statement for our 2014 Annual Meeting of Shareholders, or the Proxy Statement, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, or the Quarterly

Report, and our other filings with the Securities and Exchange Commission, or the SEC, including Note 9 to the Consolidated Financial Statements included in the Annual Report, the sections captioned "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Person Transactions" and "Warning Concerning Forward Looking Statements" of the Annual Report, the section captioned "Related Person Transactions and Company Review of Such Transactions" and the information regarding the Company's Trustees and executive officers in the Proxy Statement, Note 8 to the Condensed Consolidated Financial Statements included in the Quarterly Report and the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Person Transactions" and "Warning Concerning Forward Looking Statements" of the Quarterly Report. In addition, please see the section captioned "Risk Factors" of the Annual Report for a description of risks that may arise from these transactions and relationships. Our filings with the SEC, including the Annual Report, the Proxy Statement and the Quarterly Report, are available at the SEC's website at www.sec.gov. Copies of certain of our agreements with these related parties are publicly available as exhibits to our public filings with the SEC and accessible at the SEC's website at www.sec.gov.

  Other Relationships

        Affiliates of Citi and UBS are lenders to us under our revolving credit facility. UBS Securities LLC acted as our financial advisor in connection with the Merger and the Healthcare Properties Sale. Citi, UBS and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, advisory and other commercial dealings in the ordinary course of business with us. They have received, and may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, Citi, UBS and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Citi, UBS and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additional Information about the Proposed Transaction and Where to Find It

        In connection with the Merger, we expect to file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the Merger with respect to both us and CCIT. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

        After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the SIR shareholders and CCIT stockholders. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC's website at www.sec.gov. In addition, investors may obtain free copies of our filings with the SEC from our website at www.sirreit.com and free copies of CCIT's filings with the SEC from its website at www.colecapital.com.

 Participants in Solicitation relating to the Merger

        The Company, our Trustees and certain of our executive officers, CCIT, its directors and certain of its executive officers and RMR, our manager, and Cole Corporate Income Advisors, LLC, CCIT's advisor, and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from our shareholders in respect of the approval of the issuance of our common shares in the Merger and from CCIT's stockholders in respect of the approval of the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of our shareholders and CCIT's stockholders in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus and the other relevant documents to be filed with the SEC. You can find information about our Trustees and executive officers in the Proxy Statement. You can find information about CCIT's directors and executive officers in its definitive proxy statement filed with the SEC on Schedule 14A on April 8, 2014. These documents are available free of charge on the SEC's website and from us or CCIT, as applicable, using the sources indicated above.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

        THIS CURRENT REPORT ON FORM 8-K CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED ON UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

  •
  THIS CURRENT REPORT ON FORM 8-K DESCRIBES A TRANSACTION BY WHICH SIR WILL ACQUIRE CCIT. THE CLOSING OF THIS TRANSACTION IS SUBJECT TO CONDITIONS AND CONTINGENCIES, INCLUDING APPROVAL BY OUR SHAREHOLDERS AND STOCKHOLDERS OF CCIT. WE CAN PROVIDE NO ASSURANCE THAT THE CONDITIONS AND CONTINGENCIES WILL BE SATISFIED. ACCORDINGLY, WE CAN PROVIDE NO ASSURANCE THAT THIS TRANSACTION WILL BE CONSUMMATED, THAT IT WILL NOT BE DELAYED OR THAT ITS TERMS WILL NOT CHANGE.

  •
  AS NOTED ABOVE, THE TRANSACTION DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K WILL REQUIRE APPROVAL BY THE SHAREHOLDERS OF SIR AND STOCKHOLDERS OF CCIT. SUCH APPROVALS WILL BE SOLICITED BY A JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT FOR THE SIR COMMON SHARES TO BE ISSUED IN THE MERGER WHICH MUST BE FILED WITH AND DECLARED EFFECTIVE BY THE SEC. THE PROCESS OF PREPARING REGISTRATION STATEMENTS IS TIME CONSUMING AND THE TIME REQUIRED FOR SEC CLEARANCE IS BEYOND OUR AND CCIT'S CONTROL. ACCORDINGLY, WE CAN PROVIDE NO ASSURANCE THAT SIR'S ACQUISITION OF CCIT WILL BE CLOSED WITHIN THE EXPECTED TIME.

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  THIS CURRENT REPORT ON FORM 8-K DESCRIBES A TRANSACTION BY WHICH MERGER SUB WILL SELL CERTAIN PROPERTIES ACQUIRED IN THE MERGER TO SNH. THIS HEALTHCARE PROPERTIES SALE IS SUBJECT TO CERTAIN CONDITIONS AND CONTINGENCIES, INCLUDING THE CONSUMMATION OF THE MERGER. ACCORDINGLY, WE CAN PROVIDE NO ASSURANCE THAT THE HEALTHCARE

    PROPERTIES SALE WILL BE CONSUMMATED, THAT IT WILL NOT BE DELAYED OR THAT ITS TERMS WILL NOT CHANGE.

  •
  THIS CURRENT REPORT ON FORM 8-K INDICATES THAT WE INTEND TO FUND PART OF THE CASH CONSIDERATION WITH BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND A $1.0 BILLION BRIDGE LOAN. THE COMMITMENT LETTER WE RECEIVED FOR THE BRIDGE LOAN IS SUBJECT TO VARIOUS CONDITIONS, INCLUDING MUTUALLY SATISFACTORY DOCUMENTATION, AND THE FULFILLMENT OF THE OBLIGATIONS THEREUNDER IS NOT A CONDITION TO OUR OR MERGER SUB'S OBLIGATIONS UNDER THE MERGER AGREEMENT. THERE CAN BE NO ASSURANCE THAT ALL THE CONDITIONS WILL BE SATISFIED, THAT THE TERMS OF THE BRIDGE LOAN WILL NOT CHANGE, OR THAT THE BRIDGE LOAN WILL BE AVAILABLE TO US TIMELY OR AT ALL. IF THE BRIDGE LOAN IS NOT FUNDED FOR ANY REASON, WE MAY BE FORCED TO OBTAIN ALTERNATE FINANCING WHICH MAY BE ON TERMS AND CONDITIONS THAT ARE LESS FAVORABLE TO US THAN THOSE IN THE COMMITMENT LETTER. WE ARE NOT COMMITTED TO INCUR THE ENTIRE BRIDGE LOAN OR ANY PORTION THEREOF, AND MAY UTILIZE OTHER DEBT OR EQUITY FINANCING FOR ALL OR A PORTION OF THE CASH CONSIDERATION. IN ADDITION, OUR REVOLVING CREDIT FACILITY IS, AND THE BRIDGE LOAN WILL BE, IN U.S. DOLLARS AND OUR REVOLVING CREDIT FACILITY BEARS, AND THE BRIDGE LOAN WILL BEAR, INTEREST AT LIBOR PLUS A PREMIUM THAT IS SUBJECT TO ADJUSTMENT BASED UPON CHANGES TO OUR LEVERAGE OR CREDIT RATINGS. ACCORDINGLY, WE ARE VULNERABLE TO CHANGES IN U.S. DOLLAR BASED SHORT TERM RATES, SPECIFICALLY LIBOR. IN ADDITION, UPON RENEWAL OR REFINANCING OF OUR REVOLVING CREDIT FACILITY, WE ARE VULNERABLE TO INCREASES IN INTEREST RATE PREMIUMS DUE TO MARKET CONDITIONS OR OUR PERCEIVED CREDIT RISK. AS A RESULT, OUR COST OF BORROWING MAY BE HIGHER THAN CURRENTLY EXPECTED AND MAY REDUCE OR ELIMINATE THE EXPECTED BENEFITS OF THE MERGER TO US.

THE INFORMATION CONTAINED IN SIR'S AND CCIT'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS" IN SIR'S AND CCIT'S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN SIR'S FORWARD LOOKING STATEMENTS. SIR'S AND CCIT'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, SIR DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Item 9.01    Financial Statements and Exhibits.

(d)   Exhibits

  2.1
  Agreement and Plan of Merger, dated as of August 30, 2014, by and among Select Income REIT, SC Merger Sub LLC and Cole Corporate Income Trust, Inc.*

  2.2
  Purchase and Sale Agreement and Joint Escrow Instructions, dated as of August 30, 2014, by and between SC Merger Sub LLC, Senior Housing Properties Trust and, to evidence its agreement to be bound by the terms of Section 11.2, Select Income REIT*

  10.1
  Commitment Letter, dated as of August 30, 2014, by and among Select Income REIT, Citigroup Global Markets Inc., UBS AG, Stamford Branch and UBS Securities LLC

  99.1
  Investor Presentation, dated as of September 2, 2014

  99.2
  Voting and Standstill Agreement, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., Government Properties Income Trust and American Realty Capital Properties, Inc.

  99.3
  Voting and Standstill Agreement, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., Reit Management & Research LLC and American Realty Capital Properties, Inc.

  99.4
  Press Release issued by Select Income REIT on September 2, 2014

*
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules and exhibits to the Securities and Exchange Commission upon request.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT INCOME REIT
By:	/s/ DAVID M. BLACKMAN
Name:	David M. Blackman
Title:	President and Chief Operating Officer

Date: September 2, 2014

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  Item 1.01 Entry into a Material Definitive Agreement.
  Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
  Item 7.01 Regulation FD Disclosure.
  Item 8.01 Other Events.
Information Regarding Certain Relationships and Related Transactions
Additional Information about the Proposed Transaction and Where to Find It
Participants in Solicitation relating to the Merger
WARNING CONCERNING FORWARD LOOKING STATEMENTS
  Item 9.01 Financial Statements and Exhibits.
SIGNATURES